Supplement dated June 22, 2020 to the Prospectus Dated June 22, 2020
Product Name	Prospectus Form #
RiverSource ® Structured SolutionsSM annuity	S- 6730 CG (6/20)
This supplement revises the prospectus for the above referenced annuity issued by RiverSource Life Insurance Company ( “We,” “Us,” or “Our”).  This Supplement should be read and kept together with your contract prospectus for future reference
Defined Terms
The definition of Business Day is deleted and replaced with the following:
Business Day: Any day, Monday through Friday, on which the New York Stock Exchange (“NYSE”) is open for regular trading. Our Business Day ends at 4 p.m. Eastern time unless the NYSE closes earlier. When the NYSE closes, the next Business Day starts. If the Securities and Exchange Commission determines the existence of emergency conditions on any day and, consequently, the NYSE does not open for regular trading, then that day is not a Business Day. We will process your purchase payment or any transaction request (such as a transfer or surrender request) as of the Business Day We receive Your request.
The definition of Investment Base is deleted and replaced with the following:
Investment Base: The Investment Base, along with the proxy value (a Segment performance tracking mechanism) and prorated Cap (if applicable), are used to calculate the Segment Value prior to maturity. Each Segment has its own Investment Base. When a Segment starts, the Investment Base is set equal to the portion of the purchase payment or Contract Value that is allocated to an Indexed Account. The Investment Base is adjusted for partial surrenders proportionally based on the percentage of Segment Value that is surrendered (i.e. the Investment Base is reduced by more or less than the dollar amount surrendered depending on whether the Segment Value is less than or greater than the Investment Base, which is generally dependent upon the performance of the Index in addition to other factors. See “Valuing Your Investment – Indexed Account(s) Value” for more information). The Investment Base is separate from Your Contract Value and Segment Value and cannot be withdrawn in a lump sum or annuitized and is not payable as a death benefit.
The definition of Surrender Value is deleted and replaced with the following:
Surrender Value: The amount You are entitled to receive if You make a full surrender from Your Contract. It is the Contract Value as of the Business Day we receive your request less any Surrender Charges.
Summary
The final paragraph in the” Summary – Investment Options” section is deleted in its entirety and replaced as follows:
Over the course of Your Contract, We may add, discontinue or substitute an Index. For details, see “Investment Options: Discontinuation and Substitution of Indexes and Indexed Accounts.”
The sixth paragraph of the “Summary – Surrenders” section is deleted in its entirety and replaced as follows:
If You take a partial surrender from a Segment, the Segment Value is reduced by the dollar amount of the surrender, including any applicable Surrender Charges and any applicable taxes. The Investment Base for each Segment will be reduced proportionally based on the percentage of Segment Value that is withdrawn. This means that if the Segment Value is higher than the Investment Base at the time of a partial surrender, then the Investment Base is reduced by an amount that is less than the dollar amount withdrawn. Conversely, if the Segment Value is lower than the Investment Base at the time of a partial surrender, then the Investment Base is reduced by an amount that is more than the dollar amount withdrawn. Whether the Segment Value will be higher or lower than the Investment Base is generally dependent upon the performance of the Index in addition to other factors. See “Valuing Your Investment – Indexed Account(s) Value” for more information.
Risk Factors
The introductory paragraph in the “Risk Factors – We May Discontinue or Substitute an Index” is deleted and replaced in its entirety:
We reserve the right to discontinue or substitute an Index at any time if an Index is discontinued or We no longer have the right to use the Index, there is a substantial change in the calculation of an Index, hedging instruments become difficult to acquire or the cost of hedging becomes excessive.

The first paragraph in the “Risk Factors – Impact of Partial Surrenders – Prior to Maturity” section is deleted in its entirety and replaced as follows:
If You take a partial surrender before the Segment Maturity Date, the Investment Base will be reduced proportionally based on the percentage of Segment Value that is withdrawn. In particular, if the Segment Value is lower than the Investment Base at the time of a partial surrender, which would generally be dependent upon the performance of the Index in addition to other factors (See “Valuing Your Investment – Indexed Account(s) Value” for more information), then the Investment Base is reduced by an amount that is more than the dollar amount withdrawn. Reductions to the Investment Base will negatively impact the Segment Value for the remainder of the Segment duration and will result in a lower Segment Value on the Segment Maturity Date. On the Segment Maturity Date, the Segment Value is calculated first and then any partial surrenders will reduce the Investment Base for new Segments by the dollar amount withdrawn.
The Annuity Contract
“The Annuity Contract – Contract Fees and Charges: Fees and Transaction Costs” section is deleted in its entirety and replaced with the following:
There is no annual contract fee.
For the Annual Fee Indexed Accounts, there is a fee deducted from the Index rate of return (whether positive or negative). The Annual Fee is multiplied by the number of years in the Segment to determine the fee that is deducted on the Segment Maturity Date.
Transaction costs which We may incur to purchase or sell the hypothetical portfolio, as measured by the proxy value, will generally decrease the Segment Value the day after the Segment start date. These transaction costs are included in the proxy value used to determine the Segment Value and will generally decrease over the duration of the Segment and if a Segment is held to maturity, there are no transaction costs. On the Segment Maturity Date, the Segment Value will be based solely on the index returns and the applicable cap, upside participation rate, buffer or floor, and for the Annual Fee Indexed Accounts only, the applicable fee.
Returns of the iShares U.S. Real Estate ETF are reduced by any underlying fund fees or expenses.
The third paragraph of the “The Annuity Contract – Owner” section in is deleted in its entirety and replaced as follows:
The Owner may be a non-natural person (e.g. irrevocable trust or corporation) or a revocable trust if We agree. If the Owner or any joint Owner is a non-natural person or a revocable trust, the Annuitant will be deemed to be the Owner for any provision or benefit using the age or life of the Owner. When the contract is owned by a revocable trust or irrevocable grantor trust, the annuitant(s) selected must be the grantor(s) of the trust to assure compliance with Section 72(s) of the Code. Any provisions based on age will be based on the age of the oldest Annuitant. These include Payments to Beneficiaries, Purchase Payments and Surrender provisions. If the Owner or any joint Owner is a non-natural person or revocable trust, the Annuitant may not be changed, and a Contingent Annuitant may not be named.
Investment Options
The first paragraph of the “Investment Options – Indexed Accounts: Discontinuation and Substitution of Indexes and Indexed Accounts” section is deleted in its entirety and replaced as follows:
We reserve the right to add, remove or substitute an Index at any time if an Index is discontinued by the Index provider or We no longer have the right to use the Index, there is a substantial change in the calculation of the Index, hedging instruments become difficult to acquire or the cost of hedging becomes excessive. If We discontinue use of an index (without substituting an alternative index), We will end the Segment as of the date of the discontinuation and the Segment Value on that date will not change (unless you take a partial surrender). On the next Contract Anniversary, You may transfer to the Fixed Account or any available Indexed Account. If We do not receive instructions from You, the value will be transferred to the Fixed Account.
Transfers
The fourth paragraph of the “Transfers” section is deleted in its entirety and replaced as follows:
We also reserve the right to limit in Our sole discretion how the Contract Value can be allocated among the Fixed and available Indexed Accounts, such as requiring a minimum amount in each Segment or limiting the number of open Segments. Currently, there are no limitations in place.

Surrenders
The final sentence in the ninth paragraph of the “Surrenders” section is deleted and replaced with the following revision:
Whether the Segment Value will be higher or lower than the Investment Base is generally dependent upon the performance of the Index in addition to other factors. See “Valuing Your Investment - Indexed Account(s) Value” for more information.
The following is added to the “Surrenders” section:
Suspension or Delay of Payments or Transfers
We may be required to suspend or delay the payment of death benefits, the calculation of Segment Values before and at maturity, surrenders and transfers when we cannot obtain an Index Value under the following circumstances:
(i) the NYSE is closed (other than customary weekend and holiday closings);
(ii) trading on the NYSE is restricted;
(iii) an emergency exists such that we cannot value Segments; or
(iv) during any other period when a regulator by order, so permits.
Appendix A: State Variations
The “Appendix A: State Variations “section in the prospectus is revised to add the following:
State	Feature or Benefit	Variations or Availability
Pennsylvania	Purchase – Right to Examine and Cancel	If You cancel this contract, upon cancellation We will refund the greater of all purchase payments which You have paid less any payments We have made or the contract value as of the business day We receive the contract.If this contract is intended to replace an existing contract, Your right to examine this contract is 20 Days. If the existing contract was issued by Us, Your right to examine this contract is extended to 45 Days.
	Transfer of Contract Value	We reserve the right to limit transfers to the Fixed Account on a non-discriminatory basis with notification when the Fixed Account interest rate is equal to the Guaranteed Minimum Interest Rate. Currently, We are not limiting transfers to the Fixed Account. We will waive surrender charges if We decrease the percentage that can be transferred to the fixed account during the surrender charge period.
	Indexed Accounts – Table listing currently available Indexed Accounts/ Min. Cap/ Min.Upside Participation Rate/Max Annual Fee	Annual Fee Indexed Accounts: The Max Annual Fee for the 1 year Indexed Accounts is 5% and 3 year Indexed Accounts is 2.5%.
Appendix E: Example - Surrender Charges
The Assumptions paragraph is deleted in its entirety and replaced as follows:
Assumptions:
•	We receive a single $100,000 purchase payment;
•	During the third Contract Year You surrender the Contract for its total value. The Surrender Charge percentage in the third Contract year is 6.00%; and
•	You have made no prior surrenders.
THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.
S-6730-2 A (06/20)
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